
SEC MAIL
RECEIVED
PROCESSING
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SECTION

UNITI
SECURITIES AND E
Washing



07006968

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-23266


SEC MAIL
RECEIVED
PROCESSING
JAN 2 2007
WASH. D.C.
185
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **December 1, 2005** and ending **November 30, 2006**

A. REGISTRANT INFORMATION

NAME OF BROKER-DEALER:
Zacks & Company

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
155 North Wacker Drive, Suite 300
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Richard Marks (312) 630-9880 Ext. 161
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Virchow, Krause & Company, LLP
(Name – *if individual, state last, first, middle name*)

225 N. Michigan Avenue, Suite 1100
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

PROCESSED
MAY 2 3 2007
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard Marks , swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Zacks & Company as of November 30, 2006 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None

Signature

Financial & Operations Principal
Title

Subscribed and sworn to before me
This 22 day of January 2007

Notary Public


"OFFICIAL SEAL"
ROBBIN IMRISEK
NOTARY PUBLIC, STATE OF ILLINOIS

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [X] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [X] (o) Independent Auditors' Report on Internal Control

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

ZACKS & COMPANY

TABLE OF CONTENTS



INDEPENDENT AUDITORS' REPORT

Board of Directors
Zacks & Company
Chicago, Illinois

We have audited the accompanying statement of financial condition of Zacks & Company as of November 30, 2006, and the related statements of income, changes in liabilities subordinated to claims of general creditors and stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zacks & Company as of November 30, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information identified in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company, LLP

Chicago, Illinois
December 27, 2006

Virchow, Krause & Company, LLP
Certified Public Accountants & Consultants • An Independent Member of Baker Tilly International

ZACKS & COMPANY

STATEMENT OF FINANCIAL CONDITION
November 30, 2006

ASSETS	
Cash and equivalents	$ 305,993
Deposit with clearing broker	100,482
Receivable from clearing broker	33,648
Prepaid expenses	20,503
TOTAL ASSETS	$ 460,626

LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Due to affiliate	$ 210,498
Accounts payable	12,000
Accounts payable - other	111,833
Total Liabilities	334,331
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	35,000
STOCKHOLDER'S EQUITY	91,295
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 460,626

See notes to financial statements.

ZACKS & COMPANY

STATEMENT OF INCOME
For the Year Ended November 30, 2006

REVENUES	
Commissions	$ 254,028
Service	9,478
Interest	5,316
Consulting	47,743
Total Revenues	316,565
EXPENSES	
Research purchased from affiliate	120,574
Professional and other fees	53,265
Other	130,292
Total Expenses	304,131
NET INCOME	$ 12,434

See notes to financial statements.

ZACKS & COMPANY

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS AND STOCKHOLDER'S EQUITY
For the Year Ended November 30, 2006

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

SUBORDINATED DEBT, Beginning and Ending Balance	$ 35,000

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Accumulated Deficit	Total
BALANCE, November 30, 2005	$ 25,000	$ (16,139)	$ 8,861
Net income		12,434	12,434
Contributions	70,000		70,000
BALANCE, November 30, 2006	$ 95,000	$ (3,705)	$ 91,295

Common stock, no par value; 1,000 shares authorized, issued, and outstanding.

See notes to financial statements.

ZACKS & COMPANY

STATEMENT OF CASH FLOWS
For the Year Ended November 30, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 12,434
Adjustments to reconcile net income to net cash provided by operating activities	
(Increase) in:	
Deposit with clearing broker	(100,482)
Receivable from clearing broker	(27,237)
Prepaid expenses	(10,594)
Increase in:	
Due to affiliate	137,220
Accounts payable	2,800
Accounts payable - other	111,833
Net Cash Provided by Operating Activities	125,974
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions from stockholder	70,000
Net Increase in Cash and Equivalents	195,974
Cash and Equivalents, Beginning of Year	110,019
CASH AND EQUIVALENTS, END OF YEAR	$ 305,993

See notes to financial statements.

ZACKS & COMPANY

NOTES TO FINANCIAL STATEMENTS
November 30, 2006

NOTE 1 - Nature of Operations

Zacks & Company (the "Company"), a C Corporation, is a fully-disclosed, introducing securities broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company derives commission income from the sale of investment research that it purchases from Zacks Investment Research, Inc. ("ZIR"), a related party.

In 2006, the Company entered into an independent contractor agreement with AMH Capital in Mountainside, NJ. AMH Capital and its principal head trader will provide the Company a mechanism for accepting trade orders and executing them through the existing clearing relationship with Bear Stearns. Trading commissions paid by Bear Stearns to the Company will be shared with AMH Capital on an agreed-upon basis.

NOTE 2 - Summary of Significant Accounting Policies

Revenue Recognition

All commission revenue is recognized in the month that commissions are generated. For commission revenue derived from soft dollar accounts, the purchase of associated research from ZIR is recognized in the same month. For commission revenue derived from Zacks' trading desk, contractual expense related to this revenue is also recognized in the same month.

All other revenue is recognized in the month earned.

Cash and Equivalents

The Company defines cash and equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less.

Cash Balance

The Company maintains its cash balances primarily with a bank and a clearing firm. Cash balances at the bank are insured up to $100,000 by the FDIC. The Company has uninsured cash at November 30, 2006 of approximately $311,000.

Deferred Income Taxes

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or noncurrent, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or noncurrent depending on the periods in which the temporary differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The principal sources of temporary differences are net operating losses.

NOTE 2 - Summary of Significant Accounting Policies (cont.)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification

Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation. Such reclassifications had no effect on reported income.

NOTE 3 - Related Party Transactions

The Company purchases all of its investment research from ZIR. The purchase agreement allows the Company to defer any obligation for research until it receives payment from its customers. The Company also receives office space and related services from ZIR at no cost.

NOTE 4 - Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to claims of general creditors are payable to an affiliate, bear no interest, and mature on April 29, 2012. The subordinated borrowings are covered by agreements approved by the NASD and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 5 - Income Taxes

The Company has net operating loss carryforwards of approximately $64,000 expiring at various times through 2025. Due to the relative uncertainty that future earnings will be adequate for the utilization of the carryforwards, the Company has recorded a valuation allowance for the full amount. This is a reduction from the prior year of $2,700 due to the current year's net income.

NOTE 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

The Company had net capital of $105,088, which was $82,801 in excess of its required net capital of $22,287. The Company's ratio of aggregate indebtedness to net capital was 3.2 to 1.

ZACKS & COMPANY

EXEMPTIVE PROVISION UNDER RULE 15c3-3

November 30, 2006

The computation for determination of the reserve requirement under Rule 15c3-3 and the information relating to the possession or control requirements under Rule 15c3-3 are not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

SUPPLEMENTAL INFORMATION

ZACKS & COMPANY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
November 30, 2006

Broker or Dealer: **Zacks & Company** as of November 30, 2006

1. Total ownership equity from Statement of Financial Condition			$ 91,295	{3480}
2. Deduct ownership equity not allowable for Net Capital			-	{3490}
3. Total ownership equity qualified for Net Capital			91,295	{3500}
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			35,000	{3520}
B. Other (deductions) or allowable credits (list)			-	{3525}
5. Total capital and allowable subordinated liabilities			126,295	{3530}
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)*	$ 20,503	{3540}		
B. Secured demand note deficiency	-	{3590}		
C. Commodity futures contracts and spot commodities- proprietary capital charges	-	{3600}		
D. Other deductions and/or charges	-	{3610}	(20,503)	{3620}
7. Other additions and/or allowable credits (list)			-	{3630}
8. Net capital before haircuts on securities positions			105,792	{3640}
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f))				
A. Contractual securities commitments	-	{3660}		
B. Subordinated securities borrowings	-	{3670}		
C. Trading and investment securities:				
1. Exempted securities	-	{3735}		
2. Debt securities	-	{3733}		
3. Options	-	{3730}		
4. Other securities	704	{3734}		
D. Undue concentration	-	{3650}		
E. Other (list)	-	{3736}	(704)	{3740}
10. Net Capital			$ 105,088	{3750}

Non-allowable assets include:

Prepaid expenses	$ 20,503
Total non-allowable assets	$ 20,503

See independent auditors' report.

ZACKS & COMPANY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
November 30, 2006

Broker or Dealer: **Zacks & Company** — as of November 30, 2006

Part A

11. Minimum net capital required (6 2/3% of line 19)			$ 22,287	{3756}
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiary computed in accordance with Note (A)			5,000	{3758}
13. Net capital requirement (greater of line 11 or 12)			22,287	{3760}
14. Excess net capital (line 10 less line 13)			82,801	{3770}
15. Excess net capital at 1000% (line 10 less 10% of line 19)			71,655	{3780}

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition			$ 334,331	{3790}
17. Add:				
A. Drafts for immediate credit	$ -	{3800}		
B. Market value of securities borrowed for which no equivalent value is paid or credited	-	{3810}		
C. Other unrecorded amounts (list)	-	{3820}	-	{3830}
18. Total aggregate indebtedness			$ 334,331	{3840}
19. Percentage of aggregate indebtedness to net capital (line 18 / line 10)			318.14 %	{3850}
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			0.28 %	{3860}

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative methods used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

(D) There are no material differences between the amount reported herein and the Form X-17-A-5 Part IIA Filing.

See independent auditors' report.

ZACKS & COMPANY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
November 30, 2006

Broker or Dealer: **Zacks & Company** as of November 30, 2006

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

26. Identify below the section which an exemptive provision from Rule 15c3-1 is claimed:

A. (k)(1) - $2,500 capital as per Rule 15c3-1	______	{4550}
B. (k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained	______	{4560}
C. (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis	X	{4570}
Name of Clearing Firm: Bear, Stearns Securities Corp.		
D. (k)(3) - Exempted by order of the Commission (include copy of letter)	______	{4580}

See independent auditors' report.



INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Zacks & Company
Chicago, Illinois

In planning and performing our audit of the financial statements of Zacks & Company (the "Company") as of and for the year ended November 30, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Virchow, Krause & Company, LLP
Certified Public Accountants & Consultants • An Independent Member of Baker Tilly International

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors and management of the Company, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Virchow, Krause & Company, LLP

Chicago, Illinois
December 27, 2006

END